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WRITER'S DIRECT LINE
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April 3, 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

PROCESSED
APR 19 2002
THOMSON FINANCIAL

Commission File No. 82-4908

GREENCORE GROUP PLC

CONTACT: MR. B.J. POWER

TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

GREENCORE GROUP PLC ("GREENCORE") PRE-INTERIM CLOSE PERIOD UPDATE

The following is the basis of an update that will be provided to analysts before Greencore's entry into the close period prior to its interim results which will be announced on 29 May 2002.

INTEGRATION AND DISPOSALS

Further progress continues to be made in reshaping and refocusing the Group following the acquisition of Hazlewood Foods in January 2001. Since the Chairman's supplementary statement at the Annual General Meeting on 7 February 2002, a further three businesses have been sold and consent has been obtained from the Department of Enterprise, Trade and Employment for IAWS Group plc to increase its stake in Greencore's flour milling business, Odlums, to 50%. These four transactions will generate some €43m of proceeds which will be used to pay down debt and will result in total proceeds to-date of approximately €151m from the Group's disposal programme. The Group remains on track to achieve its target of €190m by May of this year. The Group also remains confident of the achievement of its pre acquisition synergy target of Stg£7 million in its 2002/2003 financial year.

At the Annual General Meeting, the Chairman referred to three substantial integration projects that were ongoing. The consolidation of the ambient sauces and pickles businesses into the enlarged facility at Selby, Yorkshire is now successfully completed. In pizza, production has now commenced in the new facility in North Wales although the transfer of production to this site is likely to occur over an extended period up until the financial year-end. In cakes, the rationalisation of the cost base in the Hull factory is well under way with a scheduled completion date of 31 May 2002. An improvement in its efficiency is being achieved, although this operation remains well short of its potential.

TRADING

In **Ingredients**, trading is in line with expectations having taken into account the reduction of profits in sugar as a result of the previously reported issues on the sugar production campaign which have been resolved. In **Chilled and Frozen,** sandwiches and sauces in particular continue to perform strongly. In **Ambient Grocery**, the value bread market continues to be very difficult while the Group's other businesses are generally trading in line with expectations. In **Agribusiness**, trading has been satisfactory in the context of a late start to the key spring selling season because of adverse weather conditions.

Earnings per share, adjusted to eliminate goodwill amortisation and exceptional items, are anticipated to be a little below the comparable reported figure for the first-half of last year.

Group Chief Executive, David Dilger, said "We have made substantial progress with our plans to refocus the businesses of the Group and to change the shape of our portfolio, concentrating on our businesses which have strong market positions and which are showing good growth potential. We expect to make further announcements in this area in the coming weeks. Appropriate management action is being taken in the small number of our businesses which are currently under-performing. We remain confident that a stronger, higher growth Greencore will emerge from this transformation process".

B.J. POWER
DIRECTOR & SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

27th March, 2002.

Commission File No. 82-4908

GREENCORE GROUP PLC

CONTACT: MR. B.J. POWER TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

BOARD APPOINTMENT AT GREENCORE GROUP PLC

The Board of Greencore Group plc announced that today (28th March, 2002) it has decided to co-opt with effect from 22nd April, 2002 David A. Sugden (50 years) as a non executive director of the company. Mr. Sugden will replace Kevin C. O'Sullivan who, as previously announced, retires from the Board on 19th April, 2002.

David Sugden is a former chairman of MSB International plc. Prior to that he was Group Chief Executive of Geest plc which he joined from Spear & Jackson International plc where he had been Group Finance Director.

Other than Mr. Sugden's previous directorship of MSB International plc, he has not held directorships in any publicly quoted company at any time in the previous five years. Also there are no further disclosures to be made in respect of Mr. Sugden pursuant to Section 6.F.2(b) to (g) of the Listing Rules.

Commenting on the co-option, Greencore's chairman, Tony Barry said:

"We are delighted that David Sugden is joining the Board which will be greatly strengthened by his international and convenience food experience."

B.J. POWER
DIRECTOR & SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

28th March, 2002.

Commission File No. 82-4908

GREENCORE GROUP PLC

CONTACT: MR. B.J. POWER TELEPHONE 353 1 605 1029
FAX 353 1 605 1104

BOARD APPOINTMENTS AT GREENCORE GROUP PLC

The Board of Greencore Group plc announced that today (11th March, 2002) it had co-opted (i) its Group Strategy and Development Director, R. Neil Chalk (38) as an executive director of the company and (ii) Edmond F. Sullivan (54) as a non-executive director of the company.

Neil Chalk joined Hazlewood Foods plc in 1994 and held the positions of Group Finance Director and Company Secretary before taking up his present position in January, 2002 as part of Greencore's executive team.

Ned Sullivan was previously Group Managing Director of Glanbia plc. Prior to that he held a number of senior positions with Grand Metropolitan plc in London and Dublin. He is a Director of Anglo Irish Bank Corporation plc. He was first Chairman of An Bord Bia (the Irish Food Board) having previously served on the Board of CBF (the Irish Life Stock and Meat Board).

Other than Mr. Chalk's previous directorship of Hazlewood Foods plc and Mr. Sullivan's previous directorship of Glanbia plc and his current directorship of Anglo Irish Bank Corporation plc neither of them has held directorships in any publicly quoted company at any time in the previous five years. Also, there are no further disclosures to be made in respect of Mr. Chalk or Mr. Sullivan pursuant to Section 6.F.2(b) to (g) of the Listing Rules.

Commenting on the co-options, Greencore's Chairman, Tony Barry said:

"These co-options are in line with the Board's plans to extend its size and composition as outlined in my statement to shareholders in our Annual Report for 2001, and follows the decision of shareholders at the recent Annual General Meeting to enlarge the size of the Board from ten to twelve. Both appointments will bring extensive and valuable international food experience to the Board's deliberations."

B.J. POWER
DIRECTOR & SECRETARY

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

11th March, 2002.

Commission File No. 82 - 4908

GREENCORE GROUP PLC

CONTACT: MR. B.J. POWER

TELEPHONE 353 1 605 1029

FAX 353 1 605 1100

RECD S.E.C. 1086

ANNUAL GENERAL MEETING

CHAIRMAN'S SUPPLEMENTARY STATEMENT

The year under review was an important one in the development of Greencore. The acquisition of Hazlewood Foods in January 2001 represented a further significant step in the realisation of our corporate strategy. Much progress has been made in reshaping and focusing the Group in the year. Eleven businesses were sold and two loss making operations closed generating some €100m of proceeds to pay down debt. Substantial progress has been made towards achieving the €11m per annum synergies which we targeted pre acquisition and also streamlining the management structure.

Much work, however, remains to be done and, in the first half of the current trading year, we are progressing three substantial projects. Firstly, in our ambient sauces and pickles operations we are consolidating two smaller facilities in North Wales and Manchester into the main factory in Yorkshire which has been refurbished following its flooding fifteen months ago. In pizza, our major new factory in North Wales has been built on time and on budget and is now conducting production trials. As it comes on stream, production will be transferred from our existing facilities which will be closed. Lastly, the Hull cake bakery commissioned last year to consolidate production previously carried out in four separate bakeries has still to reach its potential. We are carrying out a rationalisation of the new bakery's cost base. When completed, this will improve efficiency in this competitive sector. While the implementation of these projects will have an adverse impact on current trading, their successful completion will be another important step for future growth and profitability.

In Food and Ingredients, the outlook for the current year has been affected by the delayed start to the sugar beet campaign in Carlow and the effects of the beet price dispute and the related disruption to sugar processing. This dispute has now been resolved and the five year agreement entered into with the Irish Farmers Association provides the basis for stability in the future. In malt, the outlook is positive with the order book virtually full for the current year. In flour, the uplift in production in recent weeks will enhance Odlums' ability to better service its customers as well as provide an enhanced return to shareholders. IAWS plc has recently become our shareholder partner in all of our flour and oat milling activities. In Ambient Grocery, the U.K. bread market continues to be difficult although a bread price increase has been achieved to offset recent flour price increases. Our Chilled and Frozen foods operations are performing well with sandwiches and sauces in particular showing excellent growth.

We are now half way through the two-year transformation period envisaged at the time of the acquisition of Hazlewood. Much has been achieved to-date and we are on course to emerge at the end of this period as a stronger and more focused European foods group, with much enhanced growth potential.

A. D. Barry
Chairman

GREENCORE GROUP PLC,
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

7th February, 2002.